Contact

www.linkedin.com/in/
kaitlinmogentale (LinkedIn)
www.pulppantry.com (Company)

Top Skills

New Business Development
Sales
Process Improvement

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

From Concept to Shelf: Rapid
Innovation for Consumer Packaged
Goods

Publications

The Navy Dive Tables

Kaitlin Mogentale

Founder at Trashy
Los Angeles, California, United States

Summary

Kaitlin Mogentale is the founder and CEO of Pulp Pantry, a pioneering upcycled food brand committed to reducing food waste to fight climate change and meet evolving consumer demands for more nutritious, sustainable foods.

With a passion for sustainability and a deep understanding of the issues facing our food system, Kaitlin founded Pulp Pantry to transform overlooked and nutritious byproducts of fruit and vegetable processing into tasty, better for people & planet pantry staples.

Through Pulp Pantry's flagship product line of veggie chips made from upcycled, organic vegetables, Kaitlin is changing the way consumers think about snacking and addressing the alarming statistic that 9 in 10 Americans don't eat their recommended servings of fruits, vegetables, or fiber. The paradox is that the foods we could benefit from most are the very foods going to waste at the greatest rates: fruits and vegetables.

With a mission-driven approach, Kaitlin seeks to create fun fresh ways for everyone to enjoy their vegetables, while reducing food waste to promote a more sustainable food future.

Kaitlin is a self-proclaimed food waste warrior and deeply passionate about the impact that food has on personal health and wellbeing, as well as sustainability and community.

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Experience

Trashy
Founder, CEO
April 2024 - Present (1 month)
Greater Los Angeles Area

Meet Trashy: the first-ever Upcycled Certified chip in the $46.7bn upcycled foods market. Trashy creates value transforming would-be wasted vegetables into the snack of the future. Trashy is here to rewrite the junk food playbook, and make every bite count towards a more sustainable crunch.

Crunching down on food waste, one bold bite at a time.

Pulp Pantry
Founder, Pulp Pantry
September 2019 - April 2024 (4 years 8 months)
Los Angeles, California, United States

Pulp Pantry challenges traditional paradigms in food manufacturing by sourcing overlooked, upcycled raw material from agricultural waste streams, leveraging collaborative partnerships and product innovation to process a new ingredient into shelf-stable, nutritious foods.

Pulp Pantry's flagship line of organic vegetable chips addresses a white space in the $25bn salty snacking category, bringing organic vegetables and nutrition to the category.

LA Kitchen
Sales Business Development
September 2016 - December 2017 (1 year 4 months)
Los Angeles, California, United States

The LA Kitchen was a social enterprise (founded by DC Central Kitchen's Robert Egger) that transformed food waste into meals for social agencies targeting the elderly, while providing training programs for individuals that were formerly incarcerated, houseless, or aged out of foster care. During my time at the LA Kitchen, I worked on special projects aimed at diversifying revenue and reducing costs:
• Developed 3 new product lines and partnerships in CPG (Imperfect Foods) handling everything from ideation, sourcing, packaging and in-house manufacturing
• collaborated with chefs in-house on product development, process and commercialization
• worked with distributors to identify new sourcing opportunities for cosmetically disadvantaged produce and cost-savings

Garden School Foundation
Teaching Assistant
August 2014 - December 2014 (5 months)

GSF's mission is to provide meaningful education for underserved youth in Los Angeles through garden-based learning in outdoor living classrooms. GSF works with Title 1 schools to sustainably implement curriculum of experiential standards-based lessons in all academic subjects, as well as cooking and nutrition, to strengthen the connection between education, health, environmental awareness, and thriving communities.

ThinkImpact
Volunteer Strategist
December 2013 - January 2014 (2 months)

ThinkImpact provides students and professionals around the world the opportunity to practice innovation in a collaborative environment. ThinkImpact programs are focused on human-centered design and social entrepreneurship.

Education

University of Southern California

Bachelor's Degree, B.S. Environmental Studies, minors in Urban Policy & Planning and Social Entrepreneurship · (2011 - 2015)

The University of Queensland

 · (2014 - 2014)